

May 28, 2021

Norman E. Snyder
Chief Executive Officer
Reed's, Inc.
201 Merritt 7
Norwalk, CT 06851

> **Re: Reed's, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed March 30, 2021**
> **File No. 001-32501**

Dear Mr. Snyder:

We have reviewed your May 20, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2021 letter.

Form 10-K for the fiscal year ended December 31, 2020

Management's Discussion and Analysis
Results of Operations - Year Ended December 31, 2020, page 34

1.   We note from your response to comment 1 that you consider gross sales to be a non-GAAP measure. You indicate gross sales is calculated by add backing promotional expense to net sales in the period the related revenue is recorded to arrive at the non-GAAP measure. Please be advised the presentation of a non-GAAP measure that substitutes individually tailored revenue recognition and measurement methods for those of GAAP is not appropriate and should not be presented. In this regard, please revise to remove your presentation of the non-GAAP measure, gross sales, from the filing. Refer to Question 100.04 of the SEC's Division of Corporation Finance C&DIs on the use of non-GAAP measures.

      You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters or with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing